UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBVIE SAVINGS PROGRAM

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AbbVie Inc.

1 North Waukegan Road

North Chicago, IL 60064

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBVIE SAVINGS PLAN

DECEMBER 31, 2014 AND 2013

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AbbVie Employee Benefit Board of Review

AbbVie Savings Plan

We have audited the accompanying statements of net assets available for benefits of the AbbVie Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AbbVie Savings Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of AbbVie Savings Plan’s financial statements.  The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 26, 2015

AbbVie Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

(Dollars in thousands)

	2014	2013

Assets
Cash	$402	$1,371
Investments, at fair value	3,400,732	2,975,027
Notes receivable from participants	46,281	47,128
Accrued interest and dividend income	260	389
Due from brokers	2,565	1,087

Total assets	3,450,240	3,025,002

Liabilities
Other payables	84	86
Due to brokers	401	1,370

Total liabilities	485	1,456

NET ASSETS AVAILABLE FOR BENEFITS	$3,449,755	$3,023,546

The accompanying notes are an integral part of these statements.

AbbVie Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2014

(Dollars in thousands)

Additions
Contributions
Employer	$68,549
Participant	135,525
Rollovers	13,856

Total contributions	217,930

Investment income
Net appreciation in fair value of investments	278,959
Interest and dividends	103,105

Net investment income	382,064

Interest income on notes receivable from participants	1,596

Total additions	601,590

Deductions
Benefits paid to participants	181,473
Other expenses	109

Total deductions	181,582

Net increase prior to transfer	420,008

Net plan transfers in (note A)	6,201

NET INCREASE AFTER TRANSFER	426,209

Net assets available for benefits
Beginning of year	3,023,546

End of year	$3,449,755

The accompanying notes are an integral part of this statement.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

On January 1, 2013, Abbott Laboratories (“Abbott”) separated into two publicly traded companies.  The research-based pharmaceuticals business became AbbVie Inc. (“AbbVie”); the diversified medical products businesses remained with Abbott.  Effective January 1, 2013, the Plan was created and assets related to those participants who became AbbVie employees after the separation were transferred into the Plan from the Abbott Laboratories Stock Retirement Plan.  The separation agreement between Abbott and AbbVie covers a 30 month period and allows for the transfer of employees between the two companies during that period.  During 2014, additional net assets totaling approximately $6.2 million were transferred to the Plan from the Abbott Laboratories Stock Retirement Plan related to such employee transfers.

In general, United States employees of AbbVie and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Mercer Trust Company and Mercer HR Services LLC (collectively, “Mercer”) are the custodian (“Custodian”), trustee (“Trustee”) and record keeper of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the AbbVie Savings Trust (“Trust”).  The trust is administered by the Trustee, the Custodian and an investment committee comprised of AbbVie employees (the “Committee”).

Employees are eligible to make contributions on any entry date following their date of hire.  Eligible employees electing to participate may contribute from 2% to 25% of their eligible earnings to the Trust, subject to certain limitations.  Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions.  The Plan also permits Roth 401(k) after-tax contributions and a Roth 401(k) conversion feature.  Participants may choose to make their contributions from pretax earnings, after-tax earnings or both.  The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC.  Participant contributions may be invested in any or all of the investment options offered by the Plan.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings.  The amount of the employer contribution is determined by the Board of Directors of AbbVie and, for the year ended December 31, 2014, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% to the Plan.  Employer contributions are invested each pay period according to the employee’s investment elections.

Cash dividends on shares of AbbVie common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan’s year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

The Plan offered the following investment options in 2013:  AbbVie common shares, AbbVie Short Term Investment Fund, American Funds (including EuroPacific Growth Fund, The Growth Fund of America, The Investment Company of America, and Washington Mutual Investors Fund), Vanguard Developed Markets Index Fund, Vanguard Extended Market Index Fund, Vanguard Institutional Index Fund - Institutional, Vanguard Mid-Cap Value Index Fund — Admiral, PIMCO All Asset Fund, PIMCO Total Return Fund, Blackrock International Opportunities Fund (collective trust), GMO Global Asset Allocation Series Fund and Wellington Mid Cap Growth Fund (collective trust).

During 2014, American Funds Investment Company of America, Blackrock International Opportunities Fund (collective trust), PIMCO Total Return Fund, Vanguard Developed Markets Index Fund, Vanguard Institutional Index Fund — Institutional, and Vanguard Mid-Cap Value Index Fund — Admiral were removed as investment options in the Plan and Diamond Hill Small/Mid-Cap Fund, J.P. Morgan Core Bond Fund, Vanguard Institutional Index Fund — Institutional Plus, Vanguard Total International Stock Index Fund and Wellington WTC-CIF II International Small-Cap Equity Fund (collective trust) were added to the Plan.  In addition, the SSgA Target Retirement Funds (collective trusts) were added to the Plan to provide participants with an opportunity for making a single investment choice that would professionally diversify their retirement savings based on the participant’s anticipated retirement date.

The January 1, 2013 separation of Abbott into two publicly traded companies was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution.  Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer new money to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts.  In addition, participants who received Hospira, Inc. (“Hospira”) stock as a

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

result of the spin-off of Hospira, Inc. from Abbott on April 30, 2004, may continue to hold the stock in their accounts, but are also prohibited from directing new contributions or plan transfers into Hospira stock.

Participants may direct the Trustee to sell all or a portion of the AbbVie common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with AbbVie within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  In 2014, forfeitures reduced AbbVie’s contributions by approximately $191,000.  Approximately $4,200 and $1,000 of forfeitures were available at the end of 2014 and 2013, respectively.

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in installments, cash, AbbVie common shares or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable.  Also, upon retirement, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made by the 1st of April following the year the participant reaches age 70-1/2.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.  Participants with over five years of credited service are permitted to withdraw their after-tax contributions and rollover contributions in shares or in cash, subject to certain limitations.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF THE PLAN - Continued

Notes Receivable from Participants

Participants may convert their pretax accounts into one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service (“IRS”) limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is made through periodic payroll deductions but a loan may be repaid in a lump sum at any time.  For employees terminating employment with AbbVie during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Adoption of New Accounting Rules

On May 1, 2015 the Financial Accounting Standards Board issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent).  The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient.  Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Adoption of New Accounting Rules - Continued

The amendments are effective for the Plan for fiscal years beginning after December 15, 2015 and shall apply retrospectively to all periods presented. Earlier application is permitted. The Plan’s administrator is currently evaluating the impact the updated guidance will have on the Plan’s financial statement disclosures.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per unit multiplied by the number of respective shares, units, or par held.

Collective trust funds - Valued at the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

AbbVie Short Term Investment Fund investments:

Fixed income securities - U.S. Government agencies and treasury notes, municipal bonds, corporate bonds and international securities - Valued at prices obtained from independent financial services industry-recognized vendors multiplied by the number of units held.

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•                  Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;

•                  Level 2 — Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

•                  Level 3 — Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

The following tables summarize the basis used to measure assets at fair value at December 31, 2014 and 2013 (dollars in thousands):

	Basis of Fair Value Measurement
2014	Level 1	Level 2	Level 3	Total
Common stock
AbbVie	$922,907	$—	$—	$922,907
Abbott	418,195	—	—	418,195
Hospira	15,980	—	—	15,980
Total common stock	1,357,082	—	—	1,357,082
Mutual funds
Growth	308,557	—	—	308,557
Blend	981,017	—	—	981,017
Value	183,850	—	—	183,850
Income	173,119	—	—	173,119
Total mutual funds	1,646,543	—	—	1,646,543
Collective trust funds
Target retirement date (a)	—	71,372	—	71,372
Growth (b)	—	46,182	—	46,182
Blend (c)	—	40,358	—	40,358
Total collective trust funds	—	157,912	—	157,912
AbbVie Short Term Investment Fund
Cash equivalents	—	1,951	—	1,951
Fixed income
International	—	50,399	—	50,399
U.S. corporate	—	7,775	—	7,775
U.S. municipals	—	850	—	850
U.S. Government agencies and treasury	—	178,220	—	178,220
Total AbbVie Short Term Investment Fund	—	239,195	—	239,195
Total assets at fair value	$3,003,625	$397,107	$—	$3,400,732

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation — Continued

The collective trust funds do not have a readily determinable fair value and are valued at their NAV per share as provided by the funds’ administrators.  The following provides additional information regarding these funds as of December 31, 2014:

(a)         These funds invest in other collective investment funds.  Their objective is to approximate as closely as practicable, before expenses, the performance of a custom benchmark index over the long term, while providing participants the ability to purchase and redeem units on an “as of” basis.  Redemption from the funds is permitted daily.

(b)         The fund invests in small and midsize companies.  The investment objective of this fund is to achieve long-term total return in excess of the Russell Mid-Cap Growth Index.  Redemption from the fund is permitted daily.

(c)          This fund invests principally in another fund.  The investment objective of this fund is to provide long-term total return in excess of the S&P EPAC SmallCap Index.  Redemption from the fund is permitted daily.

	Basis of Fair Value Measurement
2013	Level 1	Level 2	Level 3	Total
Common stock
AbbVie	$692,521	$—	$—	$692,521
Abbott	402,698	—	—	402,698
Hospira	12,823	—	—	12,823
Total common stock	1,108,042	—	—	1,108,042
Mutual funds
Growth	284,637	—	—	284,637
Blend	767,056	—	—	767,056
Value	295,045	—	—	295,045
Income	173,520	—	—	173,520
Total mutual funds	1,520,258	—	—	1,520,258
Collective trust funds
Growth (a)	—	44,524	—	44,524
Blend (b)	—	50,750	—	50,750
Total collective trust funds	—	95,274	—	95,274
AbbVie Short Term Investment Fund
International	—	58,669	—	58,669
U.S. corporate	—	14,550	—	14,550
U.S. municipals	—	4,850	—	4,850
U.S. Government agencies and treasury	—	173,384	—	173,384
Total AbbVie Short Term Investment Fund	—	251,453	—	251,453
Total assets at fair value	$2,628,300	$346,727	$—	$2,975,027

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The collective trust funds do not have a readily determinable fair value and are valued at their NAV per share as provided by the funds’ administrators.  The following provides additional information regarding these funds as of December 31, 2013:

(a)         The fund invests in small and midsize companies.  The investment objective of this fund is to achieve long-term total return in excess of the Russell Mid-Cap Growth Index.  Redemption from the fund is permitted daily.

(b)         This fund invests in international securities.  The investment objective of this fund is to seek long-term capital appreciation by achieving a return in excess of the S&P Broad Market Global Ex U.S. Index.  Redemption from the fund is permitted daily.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan.  No allowance for credit losses has been recorded as of December 31, 2014 and 2013.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of AbbVie shares and sales of Abbott and Hospira stock.  Investment fees for mutual funds, collective trust, and managed accounts are charged against the net assets of the respective fund.  AbbVie pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan’s net assets at December 31, 2014 and 2013 (dollars in thousands):

	2014	2013
AbbVie common shares	$922,907	$692,521
Abbott common shares	418,195	402,698
American Funds EuroPacific Growth Fund, Class R6	n/a	173,178
American Funds The Growth Fund of America, Class R6	308,557	284,637
Vanguard Extended Market Index Fund	195,649	176,941
Vanguard Institutional Index Fund - Institutional	—	211,044
Vanguard Institutional Index Fund - Institutional Plus	408,698	—

A summary of AbbVie common share data as of December 31, 2014 and 2013 is presented below:

	2014	2013
AbbVie common shares, 14,103,102 and 13,113,439 shares, respectively, (dollars in thousands)	$922,907	$692,521
Market value per share	$65.44	$52.81

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

Common shares	$246,134
Mutual funds	37,344
Fixed income	658
Collective trust funds	(5,177)
$278,959

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

A significant portion of the Plan’s assets is invested in AbbVie common shares.

Participants pay fees to Mercer for loan and withdrawal transaction processing and also pay commissions on purchases and sales of AbbVie shares and sales of Abbott and Hospira stock.  These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by AbbVie upon written notice to the Trustee and Board of Review, and will be terminated if AbbVie completely discontinues its contributions under the Plan.  All participants’ account balances are fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, will be made to each participant.  At the present time, AbbVie has no intention of terminating the Plan.

NOTE F - TAX STATUS

The Plan has not yet filed a Form 5300 Application for Determination for Employee Benefit Plan with the IRS to request a favorable determination letter confirming that the Plan and related Trust are designed in accordance with applicable sections of the IRC.  However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

AbbVie Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE G — SUBSEQUENT EVENTS

AbbVie has evaluated subsequent events and there were no subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

AbbVie Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

(Dollars in thousands)

Identity of party involved/				Current
description of asset	Rate	Maturity	Cost (a)	value

*AbbVie Inc., common shares				$922,907

Abbott Laboratories, common shares				418,195

Hospira, Inc., common shares				15,980

Mutual funds
American Funds EuroPacific Growth Fund, Class R6				163,893
American Funds The Growth Fund of America, Class R6				308,557
American Funds Washington Mutual Investors Fund, Class R6				106,374
Diamond Hill Small/Mid-Cap Fund				77,476
GMO Global Asset Allocation Series Fund, Class R6				150,292
J.P. Morgan Core Bond Fund				103,135
PIMCO All Asset Fund				69,984
Vanguard Extended Market Index Fund				195,649
Vanguard Institutional Index Fund - Institutional Plus				408,698
Vanguard Total International Stock Index Fund				62,485

Collective trust funds
SSgA Target Retirement 2010 Series Fund				884
SSgA Target Retirement 2015 Series Fund				7,259
SSgA Target Retirement 2020 Series Fund				16,306
SSgA Target Retirement 2025 Series Fund				17,586
SSgA Target Retirement 2030 Series Fund				12,966
SSgA Target Retirement 2035 Series Fund				8,263
SSgA Target Retirement 2040 Series Fund				4,310
SSgA Target Retirement 2045 Series Fund				1,699
SSgA Target Retirement 2050 Series Fund				673
SSgA Target Retirement 2055 Series Fund				433
SSgA Target Retirement Income Series Fund				993
Wellington Mid Cap Growth Fund				46,182
Wellington WTC-CIF II International Small-Cap Equity Fund				40,358

*Loans to participants, 0.01% to 9.50%				46,281

AbbVie Short Term Investment Fund
Fixed Income Securities
Bank Nederlandse Gemeenten	1.125%	9/12/2016		5,533
Development Bank of Japan Inc.	Variable	2/25/2015		700
Development Bank of Japan Inc.	Variable	2/23/2015		400
Development Bank of Japan Inc.	Variable	4/17/2015		400
Egypt Government Aid Bonds	4.450%	9/15/2015		926
Erste Abwicklungsanstalt	Variable	1/29/2016		5,013
Erste Abwicklungsanstalt	Variable	6/7/2016		2,004
Export-Import Bank of Korea	5.875%	1/14/2015		1,902
Export-Import Bank of Korea	5.125%	3/16/2015		756
Export-Import Bank of Korea	1.250%	11/20/2012		1,803
Federal Farm Credit Bank Consolidated Bond	Variable	4/11/2016		2,707

AbbVie Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED

December 31, 2014

(Dollars in thousands)

Identity of party involved/				Current
description of asset	Rate	Maturity	Cost (a)	value

AbbVie Short Term Investment Fund - Continued
Fixed Income Securities - Continued
Federal Farm Credit Bank Consolidated Bond	Variable	2/1/2016		45,658
Federal Farm Credit Bank Consolidated Bond	Variable	2/26/2016		74,629
Federal Farm Credit Bank Consolidated Bond	Variable	10/3/2016		2,501
Federal Farm Credit Bank Consolidated Bond	Variable	12/19/2016		7,000
Federal Home Loan Bank Consolidated Bond	0.230%	1/8/2016		36,040
Federal Home Loan Mortgage Corporation	0.570%	8/26/2016		1,496
FMS Wertmanagement Aoer	Variable	1/28/2016		6,397
General Electric Capital Corp	Variable	6/20/2016		3,002
Industrial Bank of Korea	4.375%	8/4/2015		102
Industrial Bank of Korea	1.375%	10/5/2015		502
Japan Bank for International	2.875%	2/2/2015		2,004
JPMorgan Chase Bank NA	Variable	7/30/2015		2,303
KfW	Variable	10/30/2015		3,000
Kommunalbanken AS	Variable	3/18/2016		7,503
Korea Development Bank	1.000%	1/22/2016		300
Korea Hydro & Nuclear Power	3.125%	9/16/2015		304
Korea National Oil Corp	4.000%	10/27/2016		522
Muenchener Hypothekenbank	1.125%	7/13/2015		2,205
Nederlandse Financierings	Variable	3/2/2015		2,303
Nederlandse Waterschapsbank NV	Variable	5/23/2015		2,202
Oesterreichische Kontrollbank	4.500%	3/9/2015		1,813
Oregon State Department of Administrative Services	0.480%	4/1/2015		850
Province of Ontario Canada	4.500%	2/3/2015		1,304
SLM Student Loan Trust 20 7 A2	Variable	1/25/2016		71
Svensk Exportkredit	Variable	4/29/2016		501
Toyota Motor Credit Corp	Variable	9/23/2016		1,199
U.S. Treasury Note	0.625%	12/31/2016		8,189
University of California	0.392%	5/15/2015		1,200

Collective trust fund
EB Temporary Investment Fund				1,951

				$3,447,013

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBVIE PUERTO RICO SAVINGS PLAN

DECEMBER 31, 2014 AND 2013

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AbbVie Inc. Employee Benefit Board of Review

AbbVie Puerto Rico Savings Plan

We have audited the accompanying statements of net assets available for benefits of the AbbVie Puerto Rico Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AbbVie Puerto Rico Savings Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of AbbVie Puerto Rico Savings Plan’s financial statements.  The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

3

accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 26, 2015

4

AbbVie Puerto Rico Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

(Dollars in thousands)

	2014	2013

Assets
Cash	$567	$123
Investments, at fair value	244,137	211,111
Notes receivable from participants	10,981	10,592
Due from brokers	338	45

Total assets	256,023	221,871

Liabilities
Due to brokers	102	122

NET ASSETS AVAILABLE FOR BENEFITS	$255,921	$221,749

The accompanying notes are an integral part of these statements.

5

AbbVie Puerto Rico Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2014

(Dollars in thousands)

Additions
Contributions
Employer	$3,103
Participant	6,607

Total contributions	9,710

Investment income
Net appreciation in fair value of investments	31,711
Interest and dividends	6,646

Net investment income	38,357

Interest income on notes receivable from participants	316

Total additions	48,383

Deductions
Benefits paid to participants	13,002
Other expenses	32

Total deductions	13,034

Net increase prior to transfer	35,349

Net plan transfers out (note A)	(1,177)

NET INCREASE AFTER TRANSFER	34,172

Net assets available for benefits
Beginning of year	221,749

End of year	$255,921

The accompanying notes are an integral part of this statement.

6

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF THE PLAN

The following description of the AbbVie Puerto Rico Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

On January 1, 2013, Abbott Laboratories’ (“Abbott”) separated into two publicly traded companies.  The research-based pharmaceuticals business became AbbVie Inc. (“AbbVie”); the diversified medical products businesses remained with Abbott.  Effective January 1, 2013, the Plan, formerly known as the Abbott Laboratories Stock Retirement Plan (Puerto Rico) was renamed AbbVie Puerto Rico Savings Plan and the plan sponsor was renamed AbbVie Ltd (formerly Abbott Pharmaceuticals PR Ltd.).  In addition, effective January 1, 2013, a new Abbott Plan, “Abbott Laboratories Stock Retirement Plan (Puerto Rico)”, was created and during 2013 assets relating to the accounts of participants continuing employment with Abbott were transferred from the Plan to the new Abbott Laboratories Stock Retirement Plan (Puerto Rico).

The separation agreement between Abbott and AbbVie covers a 30 month period and allows for the transfer of employees between the two companies during that period.  During 2014, additional net assets totaling approximately $1.2 million were transferred from the Plan to the new Abbott Laboratories Stock Retirement Plan (Puerto Rico) related to such employee transfers.

Employees of AbbVie’s (formerly Abbott’s) selected subsidiaries and affiliates in Puerto Rico (the “Company”) may, after meeting certain employment requirements, voluntarily participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Mercer Trust Company and Mercer HR Services LLC (collectively, “Mercer”) are the custodian (“Custodian”) and record keeper of the Plan.  Banco Popular de Puerto Rico serves as trustee (“Trustee”) of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to a trust. The trust is administered by the Trustee, the Custodian and an investment committee comprised of AbbVie employees (the “Committee”).

Employees are eligible to make contributions on any entry date following their date of hire.  Eligible employees electing to participate may contribute from 2% to 25% of their eligible earnings to the Trust, subject to certain limitations.  Participants may choose to make their contributions from either pretax earnings or after-tax earnings or both.  Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions.  Participants’ pretax contributions are a pay conversion feature,

7

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

which is a salary deferral option under the provisions of Section 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011, as amended.  Participant contributions may be invested in any or all of the investment options offered by the Plan.

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings.  The amount of the employer contribution is determined by the Board of Directors of AbbVie and for the year ended December 31, 2014, was 5% of the participant’s eligible earnings if the employee elected to contribute at least 2% to the Plan.  Employer contributions are invested each pay period according to the employee’s investment elections.

The Plan offered the following investment options in 2014 and 2013:  AbbVie common shares, Abbott common shares, American Funds (including EuroPacific Growth Fund, The Growth Fund of America, The Investment Company of America Fund, and Washington Mutual Investors Fund), Blackrock International Opportunities Fund, GMO Global Asset Allocation Series Fund, PIMCO All Asset Fund, PIMCO Total Return Fund, PIMCO Money Market Fund (Institutional), Vanguard Developed Markets Index Fund, Vanguard Extended Market Index Fund, Vanguard Institutional Index Fund, Vanguard Mid-Cap Value Index Fund — Admiral, and Wellington Mid Cap Growth Fund (collective trust).

The January 1, 2013 separation of Abbott into two publicly traded companies was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution.  Effective January 1, 2013, AbbVie participants may no longer make new contributions or transfer new money to purchase Abbott stock in the Plan; however, they may continue to hold Abbott stock in their Plan accounts.  In addition, participants who received Hospira, Inc. (“Hospira”) stock as a result of the spin-off of Hospira, Inc. from Abbott on April 30, 2004, may continue to hold the stock in their accounts, but are also prohibited from directing new contributions or plan transfers into Hospira stock.

Participants may direct the Custodian to sell all or a portion of the AbbVie common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

8

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Vesting
Service	percentage

Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  In 2014, approximately $1,300 of forfeitures were used to reduce AbbVie’s contributions.  No forfeitures were available at the end of 2014 and 2013.

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in cash, AbbVie common shares or direct rollovers, as applicable.  Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made by the 1st of April following the year the participant reaches age 70-1/2.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.  Prior to separation of service, participants are permitted to withdraw their rollover contributions and their after-tax contributions in shares or in cash, subject to certain limitations.

Notes Receivable from Participants

Participants may convert their pretax accounts to one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is generally made through periodic payroll deductions but a loan may be repaid in a lump sum at any time.  For employees terminating employment with AbbVie during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

9

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Adoption of New Accounting Rules

On May 1, 2015 the Financial Accounting Standards Board issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent).  The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient.  Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

The amendments are effective for the Plan for fiscal years beginning after December 15, 2015 and shall apply retrospectively to all periods presented. Earlier application is permitted. The Plan’s administrator is currently evaluating the impact the updated guidance will have on the Plan’s financial statement disclosures.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per unit multiplied by the number of shares or units held.

Money market mutual fund — Valued at the published net asset value of $1 per unit.

10

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation

Collective trust fund - Valued at the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•                  Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;

•                  Level 2 — Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•                  Level 3 — Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

The following tables summarize the basis used to measure assets at fair value at December 31, 2014 and 2013 (dollars in thousands):

	Basis of Fair Value Measurement
2014	Level 1	Level 2	Level 3	Total
Common stock
Abbott	$52,910	$—	$—	$52,910
AbbVie	117,249	—	—	117,249
Hospira	1,976	—	—	1,976
Total common stock	172,135	—	—	172,135
Mutual funds
Growth	8,957	—	—	8,957
Blend	16,248	—	—	16,248
Value	9,050	—	—	9,050
Money market	27,925			27,925
Income	8,624	—	—	8,624
Total mutual funds	70,804	—	—	70,804
Collective trust fund Growth (a)	—	1,198	—	1,198
Total assets at fair value	$242,939	$1,198	$—	$244,137

11

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement
2013	Level 1	Level 2	Level 3	Total
Common stock
Abbott	$51,921	$—	$—	$51,921
AbbVie	90,761	—	—	90,761
Hospira	1,447	—	—	1,447
Total common stock	144,129	—	—	144,129
Mutual funds
Growth	8,276	—	—	8,276
Blend	16,000	—	—	16,000
Value	8,282	—	—	8,282
Money market	23,783			23,783
Income	9,221	—	—	9,221
Total mutual funds	65,562	—	—	65,562
Collective trust fund
Growth (a)	—	1,420	—	1,420
Total assets at fair value	$209,691	$1,420	$—	$211,111

(a)         The collective trust fund does not have a readily determinable fair value and is valued at its NAV per share as provided by the fund’s administrators.  The investment strategy of this investment is to achieve long-term total return in excess of the Russell Mid-Cap Growth Index.  Redemption from the fund is permitted daily.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan.  No allowance for credit losses has been recorded as of December 31, 2014 and 2013.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

12

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of AbbVie shares and sales of Abbott and Hospira stock.  Investment fees for mutual funds and collective trusts are charged against the net assets of the respective fund.  The Company pays other Mercer record-keeping and administration fees and Banco Popular de Puerto Rico trustee fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan’s net assets at December 31, 2014 and 2013 (dollars in thousands):

	2014	2013
AbbVie common stock	$117,249	$90,761
Abbott common stock	52,910	51,921
PIMCO Money Market	27,925	23,783

A summary of AbbVie common share data as of December 31, 2014 and 2013 is presented below:

	2014	2013
AbbVie common shares, 1,791,696 and 1,718,631, respectively (dollars in thousands)	$117,249	$90,761
Market value per share	$65.44	$52.81

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

Common shares/stock	$31,968
Mutual funds	(292)
Collective trust fund	35
$31,711

13

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE C — INVESTMENTS - Continued

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

A significant portion of the Plan’s assets is invested in AbbVie common shares.

Participants pay fees to Mercer for loan and withdrawal transaction processing and also pay commissions on purchases and sales of AbbVie shares and sales of Abbott and Hospira stock.  These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by AbbVie upon written notice to the Trustee and Committee, and will be terminated if AbbVie completely discontinues its contributions under the Plan.  All participants’ account balances are fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, will be made to each participant.  At the present time, AbbVie has no intention of terminating the Plan.

NOTE F - TAX STATUS

On November 15, 2010, the Department of the Treasury of the Commonwealth of Puerto Rico issued its most recent letter to the effect that the Plan, as written, qualifies under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994 and, consequently, is exempt from local income tax.  The Plan has been amended since the letter was issued, including amendments to comply with the provisions of the Puerto Rico Internal Revenue Code of 2011, as amended.  The Plan’s management believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable Puerto Rico Internal Revenue Code.

14

AbbVie Puerto Rico Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE F - TAX STATUS - Continued

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G — SUBSQUENT EVENTS

The Company has evaluated subsequent events and there were no subsequent events that require recognition or additional disclosure in these financial statements.

15

SUPPLEMENTAL SCHEDULE

AbbVie Puerto Rico Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

(Dollars in thousands)

Identity of party involved/		Current
description of asset	Cost (a)	value

*AbbVie Inc., common stock		$117,249

Abbott Laboratories, common stock		52,910

Hospira, Inc., common stock		1,976

Mutual funds
American Funds EuroPacific Growth Fund, Class R6		4,258
American Funds Growth Fund of America, Class R6		8,957
American Funds The Investment Company of America Fund, Class R6		4,290
American Funds Washington Mutual Investors Fund, Class R6		2,102
Blackrock International Opportunities Fund		1,165
GMO Global Asset Allocation Series Fund, Class R6		4,681
PIMCO All Asset Fund		4,054
PIMCO Money Market Fund (Institutional)		27,925
PIMCO Total Return Fund		4,570
Vanguard Developed Markets Index Fund		578
Vanguard Extended Market Index Fund		2,537
Vanguard Institutional Index Fund		3,029
Vanguard Mid-Cap Value Index Fund - Admiral		2,658

Collective trust fund
Wellington Mid Cap Growth Fund		1,198

*Loans to participants, 3.25% to 9.50%		10,981

		$255,118

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

17

EXHIBITS

23.1                        Consent of Independent Registered Public Accounting Firm — AbbVie Savings Plan.

23.2                        Consent of Independent Registered Public Accounting Firm — AbbVie Puerto Rico Savings Plan.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBVIE SAVINGS PROGRAM

Date:	June 26, 2015	By:	/s/ Michael J. Thomas
Michael J. Thomas
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm — AbbVie Savings Plan.

23.2	Consent of Independent Registered Public Accounting Firm — AbbVie Puerto Rico Savings Plan.